U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kyle Wiley
Mitchell Austin
Laura Veator
Stephen Krikorian
Division of Corporation Finance

Re:	Tiga Acquisition Corp.
Registration Statement on Form S-4
Filed May 12, 2022
File No. 333-264902

Ladies and Gentlemen:

This letter sets forth responses of Tiga Acquisition Corp. (the “Registrant”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 10, 2022 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Registrant on May 12, 2022 (the “Registration Statement”).

For your convenience, each comment of the Staff from the Comment Letter has been set forth in bold and italics below and the Registrant’s comments have been provided immediately thereafter. Unless otherwise indicated, capitalized terms used herein have the same meanings assigned to them in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and the Registrant is concurrently filing Amendment No. 1 with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Registrant’s responses correspond to page numbers in Amendment No. 1.

Cover Page

1.
It appears that insiders will have substantial control over the company after the business combination. Please revise the cover page and prospectus summary to disclose the voting power percentage of your directors, executive officers and greater than 5% stockholders after the business combination. To the extent you will be a "controlled company" after the business combination, please revise to disclose this status, identify the controlling shareholder and the controlling shareholder's total voting power percentage and provide a cross-reference to a longer discussion of the exemptions available to you as a "controlled company." Lastly, please ensure you include appropriate risk factor discussion of related material risks.

Response:

The Registrant acknowledges the Staff’s comments and has revised the disclosure on the cover page and page 9 to note the voting power percentage of the Registrant’s directors, executive officers and greater than 5% stockholders after the Business Combination, Backstop Commitment and Forward Purchase Commitment. The Registrant respectfully advises the Staff that immediately after the Business Combination, San Vicente Group Holdings LLC is expected to beneficially own more than 50% of the voting power of New Grindr. We have revised the disclosure on the cover page and pages 9 and 15 to note that New Grindr will not rely on any corporate governance exemptions available to controlled companies under the NYSE listing rules. As such, we have not included a discussion of the available exemptions or included an associated risk factor.

Summary of the Proxy Statement/Prospectus, page 24

2.	You state here and elsewhere that Grindr is the world's largest social network focused on the LGBTQ+ community. Please revise to disclose the basis for this statement.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 13, 26, 218, 236 and 245 of Amendment No. 1.

Risk Factors

We have significant internationally sourced revenue..., page 62

3.
You disclose here that you operate in Russia. To the extent material, please disclose the risk that you may suffer reputational damage arising from your ongoing operations in Russia during the ongoing conflict between Russia and Ukraine, which could negatively impact the overall demand for your products or services, including your ongoing operations or your results of operations.

Response:

The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that Grindr does not believe that there is material risk that Grindr will suffer reputational damage from Grindr’s presence in Russia, due to the nature of Grindr’s business, which is to provide a social network for local LGBTQ+ community members whose needs may not be addressed otherwise, as well as the nature and scope of Grindr’s activities in Russia, which is limited to maintaining services to users of the Grindr app. Grindr does not have employees in or conduct any business operations in Russia. In fact, Grindr believes that it may actually risk suffering reputational damage if it were to remove the Grindr app from the Google or Apple app stores or otherwise terminate its existing services in Russia, given the state of oppression faced by the LGBTQ+ community in Russia. Accordingly, the Registrant has not revised Amendment No. 1 but informs the Staff that it will further revise the disclosures in the Registration Statement should there be any changes to Grindr’s operations or business plans with respect to Russia. The Registrant refers to the disclosure under the header “Risks Related to Tiga and the Business Combination” on page 97.

Risks Related to Tiga and the Business Combination, page 92

4.
Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response:

The Registrant acknowledges the Staff’s comments and has revised the disclosure on pages 20 and 102-103.

The Sponsor, certain members of the Tiga Board and certain Tiga officers... have interests in the Business Combination..., page 92

5.
We note that your disclosure that Messers. Zage and Gupta have interests in the Business Combination that may be different from, or in addition to, the interests of our shareholders generally. We also note that the Tiga Board was aware of these interests in evaluating and negotiating the Business Combination. Please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 97-99 to clarify how the Registrant’s Board considered these potential conflicts of interests in negotiating and recommending the Business Combination.

Projected Financial Information, page 151

6.
We note your disclosure that the "financial projections reflect numerous estimates and assumptions..." and that "material estimates and assumptions underlying the financial projections are detailed in the paragraph below." Please quantify and expand your discussion of the estimates and assumptions that formed the basis for the financial projections.

Response:

The Registrant respectfully advises the Staff that Grindr does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the reorganization process, certain financial forecasts for fiscal years 2022 to 2025 were prepared by Grindr’s management and made available to the Registrant. In response to the Staff’s comment, the Registrant has revised the disclosure on Grindr’s Projected Financial Performance on pages 159-160 of Amendment No. 1 to explain in more detail the material estimates and assumptions underlying the financial projections.

Interests of Certain Persons in the Business Combination, page 161

7.
Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response:

The Registrant acknowledges the Staff’s comments. The Sponsor and the three independent directors of the Registrant collectively own 6,900,000 founder shares. These securities, if unrestricted and freely tradable, have an estimated value of approximately $71,070,000 based on the closing price of Tiga Class A ordinary shares on the NYSE ($10.30 per share) as of July 26, 2022, and would have zero value if a business combination is not completed. In addition, the Sponsor also owns 18,560,000 private placement warrants, purchased for an aggregate purchase price of $18,560,000 (at $1.00 per warrant), which would similarly expire worthless if the Registrant does not consummate a business combination.

In addition, the Sponsor and its affiliates will subscribe for an aggregate of 5,000,000 forward purchase shares, plus an aggregate of 2,500,000 forward purchase warrants to purchase one share of New Grindr Common Stock at $11.50 per share, for an aggregate purchase price of $50,000,000, or $10.00 per share. The Sponsor and its affiliates may also subscribe for up to 5,000,000 backstop shares plus up to 2,500,000 backstop warrants at $11.50 per share, for an aggregate purchase price of $50,000,000, or $10.00 for each backstop share and one-half of one backstop warrant. The Sponsor has also advanced funds to the Registrant for working capital purposes via a convertible promissory note, in the principal amount of $2,000,000. As of June 30, 2022, there was $1,680,000 outstanding under this convertible promissory note. Upon the effective date of the Business Combination, all unpaid principal under the convertible promissory note shall be due and payable in full. The Sponsor and its affiliates have no other loans for which they would receive compensation if a business combination is completed.

The Registrant has incurred administrative fees of $30,000 as of July 31, 2022, which are included in accrued expenses in the Registrant’s condensed balance sheets as of March 31, 2022, and which are also payable to the Sponsor or an affiliate upon the effective date of the Business Combination. Other than the foregoing, no compensation of any kind, including finder’s and consulting fees, will be paid by the Registrant to the Sponsor, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination.

The Sponsor, the Registrant’s officers and directors and their respective affiliates have no other loans, contingent fees, or reimbursement of out-of-pocket expenses, for which they would receive compensation if a business combination is completed.

The Registrant has revised the disclosure on pages 168-171 to include this additional detail.

U.S. Federal Income Tax Considerations, page 179

8.
We note that Tiga intends that the Domestication will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code. Given the parties' representation that U.S. Holders of Tiga Securities generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, revise to include counsel's tax opinion as an exhibit. See Item 601(b)(8) of Regulation S-K.

Response:

The Registrant acknowledges the Staff’s comments and has revised the disclosure on page 191 and included the form of counsel’s tax opinion as Exhibit 5.2 of Amendment No. 1.

Conflicts of Interest, page 199

9.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response:

The Registrant acknowledges the Staff’s comments and has revised the disclosure on pages 20, 98, 131 and 315 to note that no consideration was received in exchange for the Sponsor and initial officers of the Registrant having agreed not to exercise redemption rights with respect to any ordinary shares of the Registrant owned by them in connection with the Business Combination.

Intellectual Property, page 231

10.	Please disclose the location and duration of Grindr's patents. See Item 101(h)(4)(vii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 242 of Amendment No. 1.

Legal Proceedings, page 233

11.
You disclose here that you are involved in various legal proceedings and that you do not believe the final outcome of any of such matters will have a material adverse effect on our business, financial condition, or results of operations. On page F-51, you disclose several different legal proceedings and state that it is too early to determine whether the proceedings may have a material adverse effect on your business. Please reconcile these statements and ensure that your legal proceedings section includes all of the disclosures required by Item 103 of Regulation S-K.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 244 of Amendment No. 1 to align with the disclosure on page F-54.

Grindr's Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating and Financial Metrics, page 238

12.	Please revise your disclosure to clarify why you do not disclose MAUs for periods prior to December 31, 2021.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 249 of Amendment No. 1. Grindr revised its definition of MAU in November 2020. The Registrant respectfully advises the Staff that, for periods prior to this, Grindr’s ability to accurately validate the newly defined metric is restricted by privacy-related data retention policies.

13.
Here you disclose "average adjusted direct revenue per paying user", or ARPPU, as a key operating metric (emphasis added). On page 2, you define ARPPU as "average direct revenue per paying user." Further, on page 243 you disclose that your ARPPU was $15.91 in 2021 and then later state that it was $16.03 in 2021. Please revise to clarify whether these are two separate metrics and ensure you are consistent in defining and referencing these metrics.

Response:

In response to the Staff’s comment, the Registrant has revised pages 2, 249 and 254 of Amendment No. 1. Grindr defines ARPPU and Adjusted ARPPU differently and views them as separate metrics. The $16.21 figure represents Adjusted ARPPU, which is derived using Adjusted Direct Revenue (which excludes purchase accounting adjustments) as the numerator, while the $16.08 figure represents ARPPU, which is derived using Direct Revenue (which includes purchase accounting adjustments) as the numerator. The Registrant has renamed the first metric to “Adjusted ARPPU” throughout the Registration Statement.

Non-GAAP Financial Measures Adjusted EBITDA, page 247

14.
Please clarify the dollar value of management fees included in your non-core expenses/losses (gains) for each period presented and why these are appropriate non- GAAP adjustments. In this regard, clarify how they are not normal cash operating expenses. We refer you to Regulation G and the Question 100.01 of the Commission’s Compliance & Disclosure Interpretations. Please also tell us how you considered separately presenting the adjustments included in non-core expenses/losses (gains).

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 260-261 of Amendment No. 1.

The Registrant has provided a more detailed breakdown of EBITDA adjustments to add clarity to the presentation of what was previously captioned “non-core” expenses/losses (gains). For the Staff’s reference, the management fees in particular are a function of the current entity structure whereby the parent company plays an administrative role in management of financing relationships and provides directives on strategic and operational decisions. These management fees will be non-recurring given that this structure will cease to exist post-merger and all strategic, operational and financial decisions will reside solely with the existing Grindr management team. As these management fees will not recur post-merger nor will be replaced by other similar costs, the Registrant determined that these are not normal, recurring cash operating expenses.

Adjusted Direct Revenue and Adjusted Indirect Revenue, page 247

15.
You disclose that you define Adjusted Direct Revenue as Direct Revenue adjusted for the release of the fair value adjustment of deferred revenue into revenue of the acquired deferred revenue due to the June 10, 2020 acquisition, and you define Adjusted Indirect Revenue as Indirect Revenue adjusted for the offsetting impact of the adjustment to the Adjusted Direct Revenue. Please clarify why these purchase accounting adjustments result in offsetting adjustments among your revenue categories and how you considered whether this presentation complies with Rule 100(b) of Regulation G, which prohibits the use of non-GAAP financial measures that are misleading.

Response:

The Registrant respectfully acknowledges the Staff’s comment. Grindr notes that by adjusting its Direct Revenue calculation to add back the fair value adjustment of deferred revenue from purchase accounting, it is not accelerating the recognition of any revenue from later periods to current periods. The adjustment reflects a reduction to revenue stemming from the June 10, 2020 acquisition relative to the revenue that would have been recognized under ASC 606 based on the carrying value of the deferred revenue immediately prior to the acquisition. As Grindr has not yet adopted ASU 2021-08, Business Combinations, (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which will permit companies to measure deferred revenue under ASC 606, Grindr remeasured the deferred revenue liability at fair value, which was determined based on the cost to fulfill the obligation plus a normal profit margin. Grindr believes a supplemental performance measure is meaningful to help users of the financial statements understand the impact to Direct Revenue from the application of purchase accounting. Given the significant impact the June 10, 2020 acquisition had on Grindr’s revenue in the periods presented and the unlikelihood of an impact of similar magnitude occurring in the future, Grindr believes the presentation of Adjusted Direct Revenue and Adjusted Indirect Revenue is appropriate to provide additional information to investors about certain material non-cash items that impact Grindr’s disaggregated revenue and that Grindr does not expect to continue at the same level in the future. Grindr believes that adjusting Direct Revenue to exclude the impact of purchase accounting on revenue generating contracts entered into in prior periods facilitates relevant supplemental period-to-period comparisons and is important to Grindr and investors in assessing its overall operating performance for Direct Revenue, defined on page F-49 of Amendment No. 1, which represents revenue generated by our users who pay for subscriptions or premium add-ons to access premium features. As such, Adjusted Direct Revenue excludes the release through earnings of the purchase accounting adjustment to deferred revenue from the June 10, 2020 acquisition. The purchase accounting adjustments represent offsetting adjustments to Indirect Revenue, defined on page F-49 of Amendment No. 1, because Indirect Revenue represents all other non-direct initiatives, and does not include the release through earnings of this referenced purchase accounting adjustment to deferred revenue. Adjusted Indirect Revenue is Indirect Revenue adjusted for the offsetting impact to the Adjusted Direct Revenue such that total Adjusted Revenue equals GAAP revenue, as the purpose of this non-GAAP measure is to adjust for the classification impact between Direct and Indirect Revenue resulting from the June 10, 2020 acquisition. Because the impact of fair value adjustments is a non-cash item, Grindr believes that its inclusion is consistent with the purpose of, and investors’ expectations of, such metrics. As a result, the Registrant believes that such presentation complies with Rule 100(b) of Regulation G.

In order to comply with Rule 100(b), of Regulation G, Grindr named this measurement Adjusted Direct Revenue, as defined under "Non-GAAP Profitability" on page 249 of Amendment No. 1.

Unaudited Pro Forma Combined Financial Statements

Other Related Events in Connection with the Business Combination, page 267

16.
On page F-13 you disclose that on May 18, 2021, you announced the approval and extension of the time period to consummate a Business Combination and the approval of the issuance and sale of certain Private Placement Warrants in connection therewith, and that on May 25, 2021, the Company issued and sold to the Sponsor 2,760,000 Private Placement Warrants. Tell us how you considered including this transaction in your pro forma financial statements.

Response:

The Registrant respectfully acknowledges the Staff’s comment. The Registrant does not consider the issuance and sale of the May 2021 Private Placement Warrants as an effect of the Business Combination, as the extension approval and subsequent issuance and sale of the May 2021 Private Placement Warrants was consummated well in advance of, and irrespective of the Business Combination. The Registrant notes that the issuance and sale of the May 2021 Private Placement Warrants is reflected in the Registrant’s historical financial statements and will continue to be accounted for as liability classified instruments by New Grindr subsequent to the Business Combination. As a separate event from the Business Combination, the Registrant considered whether giving pro forma effect of the issuance and sale of the May 2021 Private Placement Warrants is necessary in accordance with Rule 11-01(a)(8) of Regulation S-X that requires pro forma adjustments for the consummation of transactions that would be material to investors. As the May 2021 and November 2021 Private Placement Warrants are already reflected in the Registrant’s financial statements, including the recognition of  liability-classified warrants with remeasurement through the income statement, and will continue to be accounted for as liability classified instruments by New Grindr subsequent to the Business Combination, no further pro forma effect was deemed material.

The Registrant issued 2,760,000 additional Private Placement Warrants in May 2022 subsequent to the latest balance sheet date in Amendment No. 1, which have been reflected as pro forma adjustments in the ‘Unaudited Pro Forma Combined Financial Information’ section of the Amended Registration Statement. These pro forma adjustments will be removed when the May 2022 Private Placement Warrants are reflected in the historical results of the Registrant.

17.
Please clarify if any of Grindr Inc.’s outstanding stock based awards will vest upon consummation of the merger and, if so, how you considered including the associated stock based compensation expense in your pro forma financial statements.

Response:

In response to the Staff’s comment, the Registrant advises the Staff that none of Grindr’s stock-based awards will vest upon the consummation of the merger. All outstanding stock-based awards are converted into the right to receive an award in New Grindr with substantially the same terms and conditions in effect with respect to the Grindr award immediately prior to the Business Combination as discussed in Article III Section 3.3 “Treatment of Company Options” within the Agreement and Plan of Merger filed as Annex A to the Registration Statement. With regard to the Series P Units, in response to the Staff’s comment, the Registrant has revised the disclosure on page 294 of Amendment No. 1. to reflect an acceleration of share-based compensation expense for the unrecognized compensation expense of the Series P Units. There was a modification subsequent to the latest balance sheet date presented in Amendment No. 1 and the Registrant is in the process of determining whether there is any modification expense to consider and whether any change to the pro forma adjustments may be necessary in connection with the Business Combination.

18.
Your disclosure on page 249 states that SV and its affiliates expect to pay the $230 million deferred consideration payment liability to Kunlun in full through a proposed cash dividend prior to the consummation of the Business Combination and that the sources for the cash dividend are under discussion. Please clarify if the $370 million capital distribution to former Grindr unit holders, reflected in your pro forma financial statements, is intended to be the source of this payment, or if there are also additional distributions being considered. If so, tell us how you considered reflecting these distributions in your pro forma financial statements. Further, to the extent there might be difference outcomes depending on the source of the repayment, tell us how you considered providing additional pro forma presentation or disclosure reflecting the range of possible results. Refer to Rule 11-02(a)(10) of Regulation S-X.

Response:

In response to the Staff’s comment and as a result of the aforementioned discussions that were underway, the Registrant has revised the disclosures within the ‘Unaudited Pro Forma Combined Financial Information’ section on pages 283 and 284 of Amendment No. 1 to include clarification regarding the use of the distributions and the Deferred Payment through the ‘Reorganization Transactions’ and ‘Financing Transactions’ adjustments. There are no additional distributions currently being considered other than those reflected in Amendment No. 1 to the Registration Statement.

In response to the Staff’s comment regarding Rule 11-02(a)(10) of Regulation S-X, the Registrant has revised the disclosures within the ‘Unaudited Pro Forma Combined Financial Information’ on pages 295 and 296 of Amendment No. 1 to present a midpoint of the range of possible outcomes with the 50% redemptions scenario. However, in all scenarios, the planned sources of funding are expected to result in the full settlement of the Deferred Payment at or around the Closing of the Business Combination.

Beneficial Ownership of Securities, page 291

19.
Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities, including Public Sector Pension Investment Board, Beryl Capital Management LLC and Millennium Management LLC.

Response:

The Registrant advises the Staff that, with respect to Beryl Capital Management LLC and Millennium Management LLC identified in the beneficial ownership table, the Registrant’s information is necessarily based on the 13G reports filed with the Commission. The Registrant advises the Staff that the 13G reports filed by Public Sector Pension Investment Board, Beryl Capital Management LLC and Millennium Management LLC do not disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by these entities. Please also note that Public Sector Pension Investment Board has subsequently filed a 13G/A report disclosing that its shareholding has gone below 5%.

20.	Please revise to disclose either here or in a separate table the beneficial ownership of Grindr prior to the business combination.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 311 to 314 of Amendment No. 1.

Grindr's Related Party Transactions Cost Sharing Agreement, page 298

21.	Please explain the business purpose for Grindr entering into the Cost Sharing Agreement.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 318 of Amendment No. 1.

Financial Statements - Grindr Group LLC and Subsidiaries (“Successor”) and Grindr Inc. and Subsidiaries (“Predecessor”)

Notes to Consolidated Financial Statements 2. Summary of Significant Accounting Policies Revenue Recognition

Transaction Price, page F-33

22.	Please describe the nature and terms of the variable consideration included in your arrangements and the methods and assumptions you use to estimate. Refer to ASC 606- 10-50-20.

Response:

In response to the Staff’s comment, the Registrant advises the Staff that page F-71 of Amendment No. 1 has been revised to clarify that there are no instances where variable consideration is considered material in any of Grindr's arrangements.

Principal/Agent Considerations, page F-33

23.
You disclose that as you do not have discretion to set pricing in your arrangements with advertising service providers, you have determined that you are not the principal for such transactions. Please clarify how you considered whether you control the ad inventory before it is transferred to the customer. In your response, clarify whether the advertising service provider obtains the exclusive right to monetize ad inventory it obtains on your platform, or whether you can reject ads provided by the service provider or have the ability to modify the ads. Clarify if the contracts are solely between the advertising service provider and the advertiser, or whether you have any contractual relationships with the advertiser. Please also clarify who is primarily responsible for fulfillment, including whether the service provider provides any value added service or integrations and is responsible for resolving customer satisfaction issues and providing remedies. Refer to ASC 606-10-55-36 through 55-40. Revise your disclosure accordingly.

Response:

The Registrant advises the Staff that Grindr considers the advertisers and advertising service providers to be its customer in their respective advertising revenue arrangements. Grindr has contractual relationships with advertisers and advertising service providers to display advertisements to free users within the Grindr app.

For all advertising arrangements, Grindr’s primary performance obligation is to provide the inventory for advertisements to be displayed in the Grindr app. For contracts made directly with the advertisers, Grindr is the principal as the contractual relationship is between Grindr and the advertiser and we are responsible for delivering the ad inventory to satisfy our customers campaign objectives. For contracts made with advertising service providers (i.e., programmatic advertising), Grindr provides the inventory for advertisements to the advertising service providers, who then sells the advertising inventory to advertisers through their respective platforms. Upon the transfer of advertising inventory to third party advertising service providers, Grindr no longer controls the advertising inventory once the advertisement is sold. Once sold, the advertising service providers obtain the exclusive right to monetize the ad to the winning advertiser, and Grindr generally does not have the ability to reject or modify the ads that the advertising service providers sell unless the content is violative of company standards. The contractual relationship in the programmatic ad space is between the advertising service provider and its ad buyer. Grindr does not have a contractual obligation with the advertising service provider’s customer (i.e., advertiser/agency). Further, Grindr is not primarily responsible for ad fulfillment. The advertising service provider is then responsible for the integration of the advertising inventory and value-added services focused on maximizing return of marketing for its customers. The advertising service provider is generally responsible for customer satisfaction which includes resolution of any issues with the display of the advertisement and the success of the campaign, as well as any customer complaints. Grindr is not typically made aware, nor is the advertising service provider contractually required to make it aware of who the end advertising customer is, nor the ultimate price paid by said customer to the advertising service provider. Under this scenario, the advertising service provider is our customer as we are responsible for delivery of the ad inventory space within the app to the advertising service provider in fulfillment of our performance obligation. The advertising service provider controls the ad inventory after the point of sale and is responsible for facilitating the delivery of the ad for the end advertiser to the Grindr user (within the app).

In response to the Staff’s comment, Grindr has provided additional disclosure of the various contracts with customers that generate advertising revenue, inclusive of its principal/agent considerations on page F-71 of Amendment No. 1.

15. Unit and Stock Based Compensation, page F-54

24.
Please revise your disclosure to include the fair value of your common stock used in the determination of the fair value of your unit based and stock based awards granted during each period presented. For awards granted within six months of the determination of the agreed fair value of your equity shares for purposes of the proposed merger with Tiga Acquisition Corp., please reconcile and explain any differences between the fair value of the common stock determined on each grant date and the fair value of your equity shares determined in connection with the merger. Describe the objective evidence that supports your determination of the fair value of the underlying common stock at each grant date and fully describe the assumptions utilized at these valuation dates that are significantly different than those used in the determination of the fair value of your common stock for purposes of the merger.

Response:

The Registrant acknowledges the Staff’s comment and notes that Grindr provided disclosure of the weighted average grant date fair value used in the determination of the fair value of the unit options and stock awards granted during each period presented on pages F-56, F-57 and F-74 of Amendment No. 1. Grindr notes there is diversity in practice and believes its disclosures around unit and stock-based compensation awards are complete and in compliance with ASC 718 requirements. In response to the Staff’s comment, set forth in the table below are the unit-based awards granted by Grindr during the six months prior to the determination of the agreed fair value of equity shares for purposes of the proposed merger between the Registrant and Grindr (the effective date of the Merger Agreement, or May 9, 2022), as well the option exercise price and fair value per unit of Grindr’s underlying common units used for financial reporting purposes.

Grant Date	Shares of Common Units Underlying Options Granted	Exercise Price Per Unit	Grant Date Fair Value Per Unit of Underlying Common Units
7-Dec-21	576,000	$5.89	$5.89
8-Dec-21	180,000	$5.89	$5.89
4-Jan-22	125,250	$5.89	$5.89

Indicative Fair Value of Common Units as agreed upon on May 9, 2022 (Merger Agreement Effective Date) Indicative fair value based upon exchange ratio for common shares of the New Grindr @ $10 per common share			$14.05

The Registrant advises the Staff that as disclosed in Amendment No. 1, Grindr has historically granted unit options for which the fair value is estimated using the Black-Scholes option pricing model. The estimated fair value of Grindr’s common units underlying Grindr’s unit option awards has historically been determined by the Board of Managers, based on several factors, with input from management and third-party valuations obtained on a periodic basis in accordance with the Company’s established practice (each individually a “Valuation Report” or collectively, the “Valuation Reports”). The Registrant refers the Staff to the section captioned “Unit-based and Stock-based Compensation” in “Grindr’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 266 of Amendment No. 1 for an explanation of the factors considered by Grindr in determining the fair value of its common units.

In valuing Grindr’s common units, the Board of Managers determined the equity value of Grindr’s business using various valuation methods, with input from management and third-party valuations. For the September 1, 2021 Valuation Report, the equity value of the business was supported through the income valuation approach and the guideline public company method market approach methodology under the market approach, which was then allocated to the common units using an option pricing model (“OPM”) allocation methodology. Although Grindr had begun some negotiations with various SPAC companies in September 2021, Grindr received varying offers, which ranged from $1.2 billion to $2.3 billion and, in one instance, there was no offer altogether. Given the wide range of values proposed by these SPAC companies, Grindr was uncertain if an agreement would be reached with any of these SPAC companies prior to January 12, 2022. As a result, Grindr’s common unit valuations prior to January 12, 2022 were performed using the OPM, as the Board of Managers and management believed use of a probability weighted equity return method (“PWERM”) in valuing its common units prior to January 12, 2022 would not have yielded a more accurate determination of fair value given the uncertainty surrounding the Registrant’s potential exit scenarios, including the potential of no agreement being reached. In January 2022, Grindr began to contemplate the Business Combination as the Registrant’s potential exit scenario, for which Grindr executed the Letter of Intent (“LOI”) with the Registrant on January 12, 2022, at which time the Company began using the PWERM approach in valuing its common units. The Agreement and Plan of Merger (the “Merger Agreement”) was entered into on May 9, 2022.

The following is the chronological order of how Grindr determined the valuation of its common units for financial reporting purposes, inclusive of each date a Valuation Report was prepared including significant fluctuations, and any intervening events within Grindr or changes in its valuation assumptions and methodology.

December 7, 2021, December 8, 2021 and January 4, 2022 Grants

For purposes of determining the fair value of Grindr’s common units for the option awards granted on December 7, 2021, December 8, 2021 and January 4, 2022, Grindr relied on the September 1, 2021 Valuation Report, as this was the most recent valuation available.

For the September 1, 2021 Valuation, given the lack of recent financing transactions, Grindr used the income valuation approach and the guideline public company method under the market approach to determine the equity value by applying valuation multiples derived from the observed valuation multiples of comparable public companies to Grindr’s expected financial results. The Board of Managers considered various objective and subjective factors to determine the fair value of the ordinary shares as of each grant date, including Grindr’s business performance, the valuation of publicly traded companies that could be considered similar to Grindr, and the lack of liquidity of Grindr’s equity as a private company. Grindr’s management noted that while it had begun initial discussions with potential SPAC counterparties at the time of the December 7 and 8, 2021 and January 4, 2022 Grants, there was a wide pricing range and continued uncertainty as to whether a reverse merger with a SPAC would occur. Additionally, Grindr’s management noted declining volumes of SPAC mergers through 2021, and ongoing volatility in the equity markets in general, and determined that these market factors could significantly impact the likelihood of an agreement being reached with a SPAC counterparty. As such, it did not believe that sufficient evidence existed to support modification to the valuation methodology and/or significant assumptions applied in the September 1, 2021 Valuation.

As Grindr’s common unitholders have no access to a public market through which they would sell their shares of common units and may not force registration of such shares in order to create marketability, a DLOM of 25.0% was applied for the September 1, 2021 Valuation Report in order to calculate a fair value per unit of Grindr’s common units. As estimating the probability and value of different liquidity events was too speculative as of that date, Grindr utilized the OPM as the equity allocation methodology for the September 1, 2021 Valuation Report.

The concluded fair value per the September 1, 2021 Valuation Report was $5.89 per common unit.

The Merger Agreement

Pursuant to the Merger Agreement executed between Grindr and the Registrant on May 9, 2022, Merger Sub Corp. will merge with and into Grindr, with Grindr surviving the merger. Grindr will become a wholly owned subsidiary of the Registrant and the Registrant will immediately be renamed “Grindr Inc.” (“New Grindr”). Upon the consummation of the Business Combination, all holders of the issued and outstanding Grindr ordinary units will receive shares of New Grindr Common Stock at a deemed value of $10.00 per new common share. Grindr believes the primary factors that explain the difference between the price per share of common units of $5.89 from the September 1, 2021 Valuation to the implied value per share of common units of $14.05 per the Merger Agreement are as follows:

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The implied value per share of common units as determined by the Merger Agreement assumes a successful closing of the Business Combination with no weighting attributed to any other outcome of Grindr, such as remaining a privately held company or being sold to a third-party. Therefore, it effectively weights the discrete Business Combination scenario outcome at 100%. In contrast, the September 1, 2021 Valuation Report did not consider a successful Business Combination as Grindr had uncertainty if an agreement would be reached with any of the potential SPAC counterparties due to the wide range of values proposed by these potential SPAC counterparties. Therefore, Grindr’s common unit valuations prior to January 12, 2022 were performed using the OPM, as the Board of Managers and management believed use of a PWERM in valuing its common units would not have yielded a more accurate determination of fair value given the uncertainty surrounding Grindr’s potential exit scenarios, including the potential of no agreement being reached.

•
The implied value per share of common units as determined by the Merger Agreement represents a future price for shares of Grindr’s common units that, upon the closing of the Business Combination, will be immediately freely tradable in a public market, whereas the estimated fair values of the common units in the Valuation Reports appropriately represent estimates of the fair value of units that were then illiquid and might never become liquid, and as such, were adjusted for a DLOM. A DLOM of 25.0% was utilized for the OPM valuation in the September 1, 2021 Valuation Report.

•
The Company performed a sensitivity analysis to assess whether using hindsight to interpolate from the September 2021 valuation to the implied per unit equity value based upon the executed LOI would result in a material difference to grant date fair value(s) and the recognition of compensation expense for those awards granted within six months of such date. The results of this sensitivity analysis indicated that the impact would not be material. The Company considered reperforming this sensitivity analysis using the implied per unit equity value from the final executed Merger Agreement, noting it was not necessary as the agreed upon equity value per the Merger Agreement was below the initial value per the LOI.

General

25.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Registrant respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, a copy of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Registrant, or anyone the Registrant authorized to on its behalf, presented to potential investors in reliance of Section 5(d) of the Securities Act.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions related to this letter, please contact Rod Miller at (212) 530-5022.

Sincerely,

/s/ Rod Miller
Rod Miller

cc:	Raymond G. Zage III, Tiga Acquisition Corp.
Bill Shafton, Grindr Group LLC
Gary Hsueh, Grindr Group LLC
David H. Zemans, Milbank LLP
Garth Osterman, Cooley LLP
David Peinsipp, Cooley LLP